September 12, 2014

VIA EDGAR TRANSMISSION

Laura Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC, 20549-4720

Dear Ms. Hatch,

The purpose of this letter is to respond to the various comments of the staff of the Securities and Exchange Commission (the "Commission") in connection with the review by the Staff of certain filings made by the Center Coast Core MLP Fund I, LLC (the “Fund”) as such comments were relayed by you to the undersigned during our telephone conversation on July 1, 2014.

COMMENT #1 – Please add disclosure of the aggregate cost of securities for Federal Income Tax purposes as required in Regulation S-X 210.12-12(8).

RESPONSE – The Fund is a partnership for federal income tax purposes and not an association taxable as a corporation or a regulated investment company. As such, the Fund does not have a different federal costs basis of securities to report, as required by Regulation S-X 210.12-12(8).

COMMENT #2 – Please add disclose the character of the distribution made by the Fund as required in Form N-2, Item 4.1.(10) Financial Highlights.

RESPONSE – The Fund is a partnership for federal income tax purposes and distributions made by the Fund are not characterized by source of payment as would be found in a regulated investment company or C-Corporation. Rather, each member will generally be liable each year for applicable federal, state and local income taxes on the member’s allocable share of the Fund’s taxable income, including income that flows up to the Fund from pass-through entities in which the Fund has invested.

Please contact the undersigned at (414) 299-2142 if you have any questions regarding the responses.

The Funds acknowledge that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments, or changes to disclosure in response to staff comments, in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to any filing; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Benjamin D. Schmidt

Benjamin D. Schmidt

Secretary